                                                                File No. 70-8925
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 5 to

                                    Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          THE COLUMBIA GAS SYSTEM, INC.                                       COLUMBIA ENERGY SERVICES CORPORATION
          COLUMBIA GAS SYSTEM SERVICE CORPORATION                             COLUMBIA ENERGY MARKETING CORPORATION
          COLUMBIA LNG CORPORATION                                            COLUMBIA SERVICE PARTNERS, INC.
          COLUMBIA ATLANTIC TRADING CORPORATION                               121 Hill Pointe Drive
          12355 Sunrise Valley Drive                                          Suite 100
          Suite 300                                                           Canonsburg, PA 15317
          Reston, VA 20191-3458
                                                                              COLUMBIA GULF TRANSMISSION COMPANY
          TRISTAR VENTURES CORPORATION                                        COLUMBIA GAS TRANSMISSION CORPORATION
          TRISTAR CAPITAL CORPORATION                                         1700 MacCorkle Avenue, S.E.
          TRISTAR PEDRICK LIMITED CORPORATION TRISTAR                         Charleston, WV 25314
          PEDRICK GENERALCORPORATION TRISTAR
          BINGHAMTON LIMITED CORPORATION
          TRISTAR BINGHAMTON GENERAL CORPORATION                              COLUMBIA NETWORK SERVICES CORPORATION
          TRISTAR VINELAND LIMITED CORPORATION                                1600 Dublin Road
          TRISTAR VINELAND GENERAL CORPORATION                                Columbus, OH 43215-1082
          TRISTAR RUMFORD LIMITED CORPORATION
          TRISTAR GEORGETOWN GENERAL CORPORATION                              COMMONWEALTH PROPANE, INC.
          TRISTAR GEORGETOWN LIMITED CORPORATION                              COLUMBIA PROPANE CORPORATION
          TRISTAR FUEL CELLS CORPORATION                                      9200 Arboretum Parkway, Ste 140
          TVC NINE CORPORATION                                                Richmond, VA 23236
          TVC TEN CORPORATION
          TRISTAR SYSTEM, INC.                                                COLUMBIA GAS OF KENTUCKY, INC.
          205 Van Buren                                                       COLUMBIA GAS OF OHIO, INC.
          Herndon, VA 22070                                                   COLUMBIA GAS OF MARYLAND, INC.
                                                                              COLUMBIA GAS OF PENNSYLVANIA, INC.
          COLUMBIA NATURAL RESOURCES, INC                                     COMMONWEALTH GAS SERVICES, INC.
          900 Pennsylvania Avenue                                             200 Civic Center Drive
          Charleston, WV  25302                                               Columbus, OH 43215



--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
       (Name and address of agent for service)(Other Agents for Service are Listed on the
                        Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

          M. A. CHANDLER, Treasurer                                           S. M. NORDIN, Treasurer
          Columbia Natural Resources, Inc.                                    Commonwealth Propane, Inc.
          900 Pennsylvania Avenue                                             Columbia Propane Corporation
          Charleston, WV  25302                                               9200 Arboretum Parkway, Ste 140
                                                                              Richmond, VA 23236
          D. DETAR, Treasurer
          TriStar Ventures Corporation                                        D. I. GELBAUGH, Vice President
          TriStar Pedrick Limited Corporation                                 Columbia Gas of Ohio, Inc.
          TriStar Pedrick General Corporation                                 Columbia Gas of Kentucky, Inc.
          TriStar Binghamton Limited Corporation                              Commonwealth Gas Services, Inc.
          TriStar Binghamton General Corporation                              Columbia Gas of Pennsylvania, Inc.
          TriStar Vineland Limited Corporation                                Columbia Gas of Maryland, Inc.
          TriStar Vineland General Corporation                                200 Civic Center Drive
          TriStar Rumford Limited Corporation                                 Columbus, OH 43215
          TriStar Georgetown Limited Corporation
          TriStar Georgetown General Corporation                              N. C. Zola, Treasurer
          TriStar Fuel Cells Corporation                                      Columbia Gas Transmission Corporation
          TVC Nine Corporation                                                Columbia Gulf Transmission Company
          TVC Ten Corporation                                                 1700 MacCorkle Avenue,. S. E.
          TriStar System, Inc.                                                Charleston, WV 25314
          205 Van Buren
          Herndon, VA 22070                                                   D. FURLANO, Treasurer
                                                                              Columbia Network Services
          S. T. MACQUEEN, Treasurer                                           1600 Dublin Road
          Columbia LNG Corporation                                            Columbus, OH 43215-1082
          12355 Sunrise Valley Drive
          Suite 300                                                           ROBERT GUSTAFSON, Controller
          Reston, VA 20191-3458                                               Columbia Energy Services Corporation
                                                                              Columbia Energy Marketing Corporation
          J. W. TROST, Vice President                                         Columbia Service Partners, Inc.
          Columbia Gas System Service Corporation                             121 Hill Pointe Drive
          12355 Sunrise Valley Drive, Suite 300                               Suite 100
          Reston, VA 20191-3420                                               Canonsburg, PA 15317

          J. W. GROSSMAN, Treasurer
          TriStar Capital Corporation
          Columbia Atlantic Trading Corporation
          12355 Sunrise Valley Drive
          Suite 300
          Reston, VA 20191-3458





--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

Item 1.  Description of Proposed Transaction

         The Application-Declaration as previously filed is hereby amended as follows:

1.  The second full paragraph on page 7 (illustrated below) is to be DELETED and replaced with the capitalized text that follows:


         On June 20, 1995, the Commission issued HCAR No. 26313 in which it published and solicited public comments on a proposed Rule 58 under the Act.  This proposed rule would permit registered holding companies and their subsidiaries to acquire securities of companies engaged in specified Nonutility activities without prior Commission approval.

         Accordingly, the proceeds of the financings proposed in this proceeding could also be used for these additional purposes to the extent provided for by the proposed Rule 58.  To the extent the use of financing proceeds requested in the application are not covered under the proposed Rule 58, Columbia would seek Commission approval.


         ON JUNE 20, 1995, THE COMMISSION ISSUED HCAR NO. 26313 IN WHICH IT

         PUBLISHED AND SOLICITED PUBLIC COMMENTS ON A PROPOSED RULE 58 UNDER

         THE ACT.  THIS PROPOSED RULE WOULD PERMIT REGISTERED HOLDING COMPANIES

         AND THEIR SUBSIDIARIES TO ACQUIRE SECURITIES OF COMPANIES ENGAGED IN

         SPECIFIED NONUTILITY ACTIVITIES WITHOUT PRIOR COMMISSION APPROVAL.

         ACCORDINGLY, THE PROCEEDS OF THE FINANCINGS PROPOSED IN THIS

         PROCEEDING COULD ALSO BE USED FOR ANY ADDITIONAL ACTIVITIES AS

         PERMITTED UNDER ANY FINAL RULE OF THE COMMISSION PERMITTING SUCH

         ACTIONS.  TO THE EXTENT THE USE OF FINANCING PROCEEDS REQUESTED IN THE

         APPLICATION ARE NOT COVERED UNDER ANY SUCH RULE, COLUMBIA WOULD SEEK

         COMMISSION APPROVAL.

  2.  The first full paragraph on page 12 under sub-heading 2, "Hedging

Interest Rate Risk for Anticipated Debt Issuance" (illustrated below) is to be deleted.


         Columbia proposes to use two different swap strategies.  Under one swap strategy, Columbia would agree to make payments of interest to a counter party, payable periodically.  The interest would be payable at a variable or floating rate index and would be calculated on a notional (i.e., principal) amount.  In return, the counter party would agree to make payments to Columbia based upon the same notional amount and at an agreed upon fixed interest rate.  This would be a

         "floating-to-fixed swap" on Columbia's part.  Under another swap strategy, Columbia and the counter party may exchange roles.  Columbia would pay a fixed interest rate and receive a variable interest rate on a notional amount.  This would be a "fixed-to-floating swap" on

         Columbia's part. Columbia will enter into Swaps and/or Derivative

         Transactions only with creditworthy counter parties.


3.  The second full paragraph on page 12 under sub-heading 2, "Hedging Interest

Rate Risk for Anticipated Debt Issuance" (illustrated below) is to be deleted and replaced with the following paragraph:


         Columbia also seeks authorization to enter into an interest rate hedging program (the "Hedge Program") for anticipated debt issuance utilizing Derivative Transactions within a limited time prior to the issuance of long-term debt securities.  The Hedge Program for anticipated debt issuance would only be undertaken pursuant to the express approval of the Columbia Board of Directors and would only be authorized to occur within 90 days of the issuance of long term debt securities.


4.  The second full paragraph under Item III.B of the section titled "Filing of

Certificates of Notification" (page 25) is deleted and replaced by the following:



         With respect to transactions under the Hedge Program for

         anticipated debt issuances, a Rule 24 certificate of notification will be submitted to the Commission within 10 business days following the execution (opening or closing) of a hedge transaction in connection with any anticipated debt issuance.  The report will include: the trade date; the type of hedge transaction; the notional principal amount; a description of the transaction; and the material terms of the underlying instrument.  For all other Derivative

         Transactions, Columbia will submit within forty-five days following the close of each fiscal quarter, a report to the Commission disclosing the trade date; the type of hedge transaction; the notional principal amount; a description of the transaction; and the material terms of the underlying instrument.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective

Amendment to be signed on their behalf by the undersigned thereunto duly authorized.


         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.



                                           THE COLUMBIA GAS SYSTEM, INC.


DATE:   12-20-96                              BY:    //s//M. W. O'Donnell
     -------------------------------             ---------------------------------------------------
                                                   M. W. O'Donnell, Senior Vice
                                                   President & Chief  Financial Officer


                                        COLUMBIA GAS OF OHIO, INC.

                                        COLUMBIA GAS OF KENTUCKY, INC.

                                        COLUMBIA GAS OF MARYLAND, INC.

                                        COLUMBIA GAS OF PENNSYLVANIA, INC.

                                        COMMONWEALTH GAS SERVICES, INC.

                                        COLUMBIA GULF TRANSMISSION COMPANY

                                        COLUMBIA GAS TRANSMISSION CORPORATION

                                        COLUMBIA PROPANE CORPORATION

                                        COMMONWEALTH PROPANE, INC.

                                        COLUMBIA GAS SYSTEM SERVICE CORPORATION

                                        COLUMBIA NATURAL RESOURCES, INC.

                                        TRISTAR CAPITAL CORPORATION

                                        COLUMBIA LNG CORPORATION

                                        COLUMBIA ATLANTIC TRADING CORPORATION

                                        COLUMBIA ENERGY SERVICES CORPORATION

                                        COLUMBIA ENERGY MARKETING CORPORATION

                                        COLUMBIA NETWORK SERVICES CORPORATION

                                        COLUMBIA SERVICE PARTNERS, INC.

                                        TRISTAR VENTURES CORPORATION

                                        TRISTAR PEDRICK LIMITED CORPORATION

                                        TRISTAR PEDRICK GENERAL CORPORATION

                                        TRISTAR BINGHAMTON LIMITED CORPORATION

                                        TRISTAR BINGHAMTON GENERAL CORPORATION

                                        TRISTAR VINELAND LIMITED CORPORATION

                                        TRISTAR VINELAND GENERAL CORPORATION

                                        TRISTAR RUMFORD LIMITED CORPORATION

                                        TRISTAR FUEL CELLS CORPORATION

                                        TRISTAR GEORGETOWN GENERAL CORPORATION

                                        TRISTAR GEORGETOWN LIMITED CORPORATION

                                        TVC NINE CORPORATION

                                        TVC TEN CORPORATION

                                        TRISTAR SYSTEM, INC.


DATE:    12-20-96                                  BY:   //s//J. W. Trost
     --------------------------------                 -------------------------------------------------------
                                                           J. W. Trost, Vice President